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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                              THE MILLS CORPORATION
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $23.50 OR MORE
                         (TITLE OF CLASS OF SECURITIES)

                                    601148109
                      (CUSIP Number of Class of Securities)

                               LAURENCE C. SIEGEL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                        1300 WILSON BOULEVARD, SUITE 400
                            ARLINGTON, VIRGINIA 22209
                                 (703) 526-5000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                 With a copy to:
                          J. WARREN GORRELL, JR., ESQ.
                                ALAN L. DYE, ESQ.
                             HOGAN & HARTSON L.L.P.
                           555 THIRTEENTH STREET, N.W.
                           WASHINGTON, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE

          Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
               $4,326,964.54                                   $865.40 **

*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.
**Previously Paid.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      $865.40        Filing party: The Mills Corporation
Form or registration No.:    Schedule TO    Date filed:   November 17, 2000

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

        This Final Amendment to the Tender Offer Statement on Schedule TO reports the final results of the offer (the "Offer") by The Mills Corporation, a Delaware corporation (the "Company"), to purchase from its employees all outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $23.50 or more for shares of Restricted Stock, as defined in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer expired on December 18, 2000. The Company has accepted for purchase options exercisable for 878,331 shares of its common stock. The Company will pay a total of 98,932 shares of Restricted Stock in exchange for the tendered options. The Company promptly will pay for all options tendered for purchase in the Offer.

ITEM 12. EXHIBITS

    (a)     (1) Offer to Purchase, dated November 17, 2000.*

            (2) Form of Letter of Transmittal.*

            (3) Form of Letter to Holders, dated November 17, 2000.*

            (4) The Mills Corporation Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference.

            (5) The Mills Corporation Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2000, incorporated herein by reference.

            (6) Form of Letter to Holders, dated November 28, 2000.*

    (d) (1.1) Form of The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to The Mills Corporation Registration Statement on Form S-8 (333-81863) dated June 29, 1999.

            (1.2) Form of The Mills Corporation 1999 Stock Option Plan, incorporated by reference to Exhibit No. 99.3 to The Mills Corporation Registration Statement on Form S-8 (333-81865) dated June 29, 1999.

            (2.1) Form of Restricted Stock Award Agreement for Awards Pursuant to The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan.*

            (2.2) Form of Restricted Stock Award Agreement for Awards pursuant to The Mills Corporation 1999 Stock Option Plan.*

    (b),    (g) and (h)   Not applicable.
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* Previously filed.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

                                                   THE MILLS CORPORATION


                                                   by:  /s/  Kenneth R. Parent
                                                   ---------------------------
                                                   Kenneth R. Parent
                                                   Executive Vice President

Dated: January 4, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
------                              -----------
     A1        -      Offer to Purchase, dated November 17, 2000.*

     A2        -      Form of Letter of Transmittal.*

     A3        -      Form of Letter to Holders, dated November 17, 2000.*

     A4        -      The Mills Corporation Annual Report on Form 10-K for the
                      year ended December 31, 1999, incorporated herein by
                      reference.

     A5        -      The Mills Corporation Quarterly Report on Form 10-Q for
                      the quarter ended September 30, 2000, incorporated herein
                      by reference.

     A6        -      Form of Letter to Holders, dated November 28, 2000.*

     D1.1      -      Form of The Mills Corporation 1994 Amended and Restated
                      Executive Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to The Mills Corporation Registration
                      Statement on Form S-8 (333-81863) dated June 29, 1999.

     D1.2      -      Form of The Mills Corporation 1999 Stock Option Plan,
                      incorporated by reference to Exhibit No. 99.3 to The Mills
                      Corporation Registration Statement on Form S-8 (333-81865)
                      dated June 29, 1999.

     D2.1      -      Form of Restricted Stock Award Agreement for Awards
                      Pursuant to The Mills Corporation 1994 Amended and
                      Restated Executive Equity Incentive Plan.*

     D2.2      -      Form of Restricted Stock Award Agreement for Awards
                      pursuant to The Mills Corporation 1999 Stock Option Plan.*

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* Previously filed.